Office of the Secretary of State

October 19, 2026

Tracking Number: 15034326730001
Entity Name: Gridwater Inc
File Number: 806400826

It has been our pleasure to file the Restated Certificate of Formation for the above-referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Business Entity Filings Team
Business & Government Filings Division
Office of the Secretary of State of Texas
CorpInfo@sos.texas.gov

Enclosure

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Gridwater Inc
File Number: 806400826

The undersigned, as Secretary of State of Texas, hereby certifies that a(n) Restated Certificate of Formation for the above-named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: October 13, 2026

Effective: October 13, 2026

Robert S. Howden
Secretary of State

Form 414 Secretary of State P.O. Box 13697 Austin, TX 78711-3697	**Restated Certificate of Formation With New Amendments**	This space reserved for office use. FILED: Texas Secretary of State FILE #: 806400826 FILING DATE: 10/13/2026 TRACKING #: 15034326730001

Entity Information

The name of the filing entity is:

Gridwater Inc

The filing entity is a:

For-profit Corporation

The file number assigned to the entity by the secretary of state is:

806400826

The date of formation of the filing entity is:

1/20/2026

Statement of Approval

Each new amendment has been made in accordance with the provisions of the Texas Business Organizations Code. The amendments to the certificate of formation and the restated certificate of formation have been approved in the manner required by the Code and by the governing documents of the entity.

Required Statements

The restated certificate of formation, which is attached to this form, accurately states the text of the certificate of formation being restated and each amendment to the certificate of formation being restated that is in effect, and as further amended by the restated certificate of formation. The attached restated certificate of formation does not contain any other change in the certificate of formation being restated except for the information permitted to be omitted by the provisions of the Texas Business Organizations Code applicable to the filing entity.

Effectiveness of Filing

This document becomes effective when the document is filed by the secretary of state.

Execution

The undersigned affirms that the person designated as registered agent in the restated certificate of formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Signature of Authorized Person

KEN		BERENGER	
First Name	*M.I.*	*Last Name*	*Suffix*

On behalf of:

KEN BERENGER

SECOND AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
GRIDWATER INC.

GRIDWATER INC., a corporation organized and existing under and by virtue of the provisions of the Texas Business Organizations Code (the "TBOC"), hereby certifies as follows:

A. The name of the Corporation is GRIDWATER INC.

B. The Corporation filed a Certificate of Formation with the Texas Secretary of State on January 21, 2026 (the "Original Certificate").

C. The Corporation wishes to amend and restate, in its entirety, the Original Certificate, as amended, in accordance with Section 2.056 of the TBOC by filing this Second Amended and Restated Certificate of Formation set forth as Exhibit A, attached hereto (the "Restated Certificate").

D. Each amendment in the Restated Certificate has been made in accordance with the TBOC.

E. The Restated Certificate has been made and approved in accordance with the TBOC.

F. The Restated Certificate has been approved in the manner required by the TBOC and the entity's governing documents.

G. The Restated Certificate accurately states the text of the Certificate of Formation being restated and each amendment that is in effect, as further amended by the Restated Certificate.

H. The Restated Certificate does not contain any other changes in the Certificate of Formation other than omissions allowed by TBOC Sec. 3.059.

IN WITNESS WHEREOF, GRIDWATER INC. has caused this Second Amended and Restated Certificate of Formation to be signed by the undersigned duly authorized officer of the Corporation, on August 20, 2026.

/s/ Ken Berenger

Ken Berenger
Executive Chairman

EXHIBIT A

RESTATED CERTIFICATE OF FORMATION

ARTICLE ONE

The name of the Corporation is Gridwater Inc.

ARTICLE TWO

The period of the duration is perpetual.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code (the "TBOC").

ARTICLE FOUR

The address of the registered office of the Corporation in the State of Texas is 5225 W Houston St Sherman TX 75092 and the name of the initial registered agent at such address is Lenora Huffman

ARTICLE FIVE

a. Authorized Shares.

The aggregate number of shares that the Corporation shall have authority to issue is five million (5,000,000) shares, of which three million (3,000,000) shall be authorized as common stock ("Common Stock"), having a par value of $0.0001 per share, and two million (2,000,000) shall be authorized as preferred stock ("Preferred Stock"), having a par value of $0.0001 per share, of which one million (1,000,000) shares shall be designated as Class A Preferred Stock and one million (1,000,000) shares shall be designated as Class B Preferred Stock. The rights and preferences of the Common Stock and each class of Preferred Stock shall be set forth herein.

b. Common Stock.

1. General. The rights of the Common Stock are subject to the rights and preferences of the Preferred Stock set out in this Article Five.

2. Voting. Each share of Common Stock has one (1) vote. There is no cumulative voting. The authorized number of shares of Common Stock may be increased or decreased (but not below the number then outstanding) by a majority vote of the outstanding voting stock, regardless of the TBOC.

3. Dividends. Holders of Common Stock may receive dividends when the Board of Directors declares them, and only after the accrued and unpaid Preferred Return on the Class B Preferred Stock and any accrued and unpaid EBITDA Participation Amount on the Class A Preferred Stock have first been paid.

4. Liquidation. In a liquidation, dissolution, winding up, or Deemed Liquidation Event, the holders of Common Stock share the assets that remain after the liquidation preferences of the Preferred Stock are paid, pro rata by the number of shares held.

c. Class A Preferred Stock.

The Class A Preferred Stock is a EBITDA participation preferred class. The "Class A Original Issue Price" is $100.00 per share, adjusted for any stock split, combination, or similar recapitalization.

1. **Issuance; Minimum Subscription Condition**. The Board of Directors shall determine the minimum aggregate subscription amount for the Class A offering (the "Class A Minimum Subscription Amount") and the date on which the offering closes. Shares of Class A Preferred Stock shall be issued only if, on the Class A Closing Date, the Board of Directors determines that subscriptions of at least the Class A Minimum Subscription Amount have been received and funded.
If that condition is not satisfied, no shares of Class A Preferred Stock shall be issued and the subscribing investors shall instead be issued shares of Class B Preferred Stock, governed solely by the terms of the Class B Preferred Stock. Shares of Class B Preferred Stock so issued are included in the number of shares of Class B Preferred Stock outstanding for purposes of the Class B Participation Percentage and the Put Price, and accordingly increase both. The EBITDA Participation Right exists only in respect of shares of Class A Preferred Stock actually issued, and no EBITDA Participation Amount is payable in respect of any share of Class B Preferred Stock.

2. **EBITDA Participation Right**. For each fiscal year during which any Class A Preferred Stock is outstanding, an amount equal to two and one-half percent (2.5%) of the Corporation's EBITDA for that year accrues for the benefit of the holders of Class A Preferred Stock in the aggregate (each, an "EBITDA Participation Amount"), allocated pro rata among the shares issued on the Class A Closing Date. "EBITDA" means earnings before interest, taxes, depreciation, and amortization, determined in accordance with generally accepted accounting principles in the United States, consistently applied.

Each EBITDA Participation Amount is cumulative and is payable in cash when, as, and if declared by the Board of Directors, and is senior to any dividend on the Common Stock. No declaration is required, and no EBITDA Participation Amount constitutes a declared dividend unless and until the Board of Directors declares it.

Accrued and unpaid EBITDA Participation Amounts accumulate without interest and are payable in full as part of the amounts payable under Sections c.4, c.6, and c.7, and must be paid concurrently with any dividend on the Common Stock.

3. Voting. The Class A Preferred Stock is non-voting except as required by the TBOC and as provided in Section c.8.

4. Put and Call Rights. Each share of Class A Preferred Stock has a five (5) year hold period beginning on the Class A Closing Date. During a calendar quarter beginning on or after the fifth anniversary of the Class A Closing Date (the "Class A Put Window"), a holder may require the Corporation to buy back, and the Corporation may elect to buy back, that holder's shares at the Class A Put Price. Both rights are exercisable only as to all, and not less than all, of a holder's Class A Preferred Stock, and neither lapses so long as any Class A Preferred Stock remains outstanding.

The "Class A Put Price" per share is the greater of (i) the Class A Original Issue Price plus all accrued and unpaid EBITDA Participation Amounts allocable to that share, and (ii) the amount that, together with all amounts previously paid in respect of that share, produces an eighteen percent (18%) internal rate of return measured from the Class A Closing Date, compounded annually. The Class A Put Price is not subject to any maximum. Clause (ii) is inclusive of, and not additional to, clause (i). The "Class A Buyback Date" is the date on which the shares are purchased.

Shares bought back are retired and may not be reissued. The Class A Preferred Stock is not otherwise redeemable and is not subject to any obligation of the Corporation to redeem it on any fixed or determinable date.

5. Company Extension Right. If, at any time after a holder has exercised the put right under Section c.4 and before the Class A Put Price for those shares is paid, the Board of Directors determines in good faith that the Corporation does not have funds sufficient to pay the Class A Put Price, or that paying it in full would materially impair the Corporation's working capital or its ability to continue as a going concern, the Corporation may defer the buyback of those shares by up to two (2) years on ninety (90) days' prior written notice to the affected holders.

During any deferral the shares remain outstanding with all rights and preferences provided in this certificate, the put right may not be exercised as to any other shares held by an affected holder, the EBITDA Participation Right continues, and the Class A Put Price continues to be determined under Section c.4 as of the date the amount is actually paid. A deferral under this Section does not constitute a default, and no penalty or additional rate arises from it.

6. Liquidation and Sale. In a liquidation, dissolution, winding up, or Deemed Liquidation Event, the holders of Class A Preferred Stock are entitled to receive, before any amount is paid to the holders of Common Stock, the greatest of:

(i) the Class A Original Issue Price plus all accrued and unpaid EBITDA Participation Amounts;

(ii) the Class A Participation Percentage of the Proceeds; and

(iii) the amount that, together with all amounts previously paid in respect of the shares, produces an eighteen percent (18%) internal rate of return measured from the Class A Closing Date, compounded annually.

The holders receive the greatest of those amounts and not the sum of any of them, allocated pro rata by the number of shares held, with no maximum. The "Class A Participation Percentage" is three and one-half percent (3.5%) multiplied by a fraction, the numerator of which is the number of shares of Class A Preferred Stock then outstanding and the denominator of which is fifty-two thousand (52,000), adjusted for any stock split, combination, or similar recapitalization. "Proceeds" means the total cash and the value of any property, rights, or securities paid or distributed to holders of the Corporation's capital stock in the event. This right is contractual and does not require or effect a conversion.

7. Conversion. Each share of Class A Preferred Stock converts automatically into one share of Common Stock upon a firm-commitment underwritten public offering priced at not less than five (5) times the Class A Original Issue Price that raises at least $500,000,000 net to the Corporation. Otherwise, the Class A Preferred Stock is convertible into Common Stock only at the election of the Board of Directors, and no holder has any right to initiate or require a conversion.

On any conversion, the Corporation pays all accrued and unpaid EBITDA Participation Amounts on the converted shares, and each holder receives the greater of (i) the shares of Common Stock issuable at the conversion rate then in effect and (ii) the number of shares of Common Stock having a fair market value equal to the amount that, together with all amounts previously paid in respect of the converted shares, produces an eighteen percent (18%) internal rate of return, and not the sum of them. The conversion rate is adjusted for stock splits, combinations, stock dividends, other distributions, and reorganizations. The Class A Preferred Stock has no price-based anti-dilution protection.

8. Protective Provisions. While any Class A Preferred Stock is outstanding, the Corporation shall not, without the prior written consent of the holders of a majority of the outstanding Class A Preferred Stock: (a) create or issue any stock senior to the Class A Preferred Stock; (b) liquidate, dissolve, wind up, or effect a Deemed Liquidation Event; (c) amend the certificate of formation or this certificate in a way that adversely affects the Class A Preferred Stock; (d) enter into a related-party transaction outside the ordinary course of business; or (e) effect any redemption or repurchase that would impair the qualification of the Class A Preferred Stock as qualified small business stock under Section 1202 of the Internal Revenue Code.

9. Qualified Small Business Stock. The Corporation intends that the Class A Preferred Stock qualify as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code and will use commercially reasonable efforts to operate consistently with that qualification.

10. Separate Class. The Class A Preferred Stock is a separate class from the Class B Preferred Stock. The EBITDA-participation and redemption features of the Class A Preferred Stock are intended to be walled off from, and to have no effect on, the terms or the tax treatment of the Class B Preferred Stock.

d. Class B Preferred Stock.

In this Section, "Preferred Stock" means the Class B Preferred Stock. The "Class B Original Issue Price" is $100.00 per share, adjusted for any stock split, combination, or similar recapitalization. All shares of Class B Preferred Stock constitute a single class and rank equally (pari passu) with one another in a liquidation, dissolution, winding up, or Deemed Liquidation Event, whether issued in the Corporation's Regulation Crowdfunding offering (the "Reg CF Tier") or issued in the Corporation's concurrent Regulation D (Rule 506(c)) offering (the "Reg D Tier"). The Reg CF Tier and the Reg D Tier share the same Class B Original Issue Price, Preferred Return, Put/Call terms, Put Price, Return Floor, and Return Ceiling, in each case measured from its own Class B Measurement Date.

1. Preferred Return. Each share of Class B Preferred Stock earns a preferred return of eight percent (8%) per year on the Class B Original Issue Price, non-compounding, accruing from its Class B Measurement Date (the "Preferred Return"). The Preferred Return is cumulative and is payable in cash when, as, and if declared by the Board of Directors, and is senior to any dividend on the Common Stock.

No declaration is required, and the Preferred Return does not constitute a declared dividend unless and until the Board of Directors declares it. Accrued and unpaid Preferred Return accumulates without interest and is payable in full as part of the amounts payable under Sections d.3, d.5, and d.6, and must be paid concurrently with any dividend on the Common Stock.

2. Voting. The Class B Preferred Stock is non-voting except as required by the TBOC and as provided in Section d.7.

3. Put and Call Rights. Each share of Class B Preferred Stock has a five (5) year hold period beginning on its Class B Measurement Date. During a calendar quarter beginning on or after the fifth anniversary of that date (the "Put Window"), a holder may require the Corporation to buy back, and the Corporation may elect to buy back, that holder's shares at the Put Price. No share may be put before the fifth anniversary of its Class B Measurement Date. Both rights are exercisable only as to all, and not less than all, of a holder's Class B Preferred Stock.

The "Put Price" in the aggregate equals three and one-half percent (3.5%) of Company Value multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is fifty-two thousand (52,000), allocated pro rata by the number of shares held and calculated on a fully diluted basis. "Company Value" equals three and one-half (3.5) times the Corporation's gross revenue for the trailing twelve months ending on the buyback date, determined in accordance with generally accepted accounting principles in the United States, consistently applied.

The Put Price is subject to a floor and a ceiling measured on total return from inception. If the amount so determined, together with all amounts previously paid in respect of the shares, would produce an internal rate of return below eighteen percent (18%), it is increased to the amount producing eighteen percent (18%); if it would produce more than thirty percent (30%), it is reduced to the amount producing thirty percent (30%). Both are compounded annually and measured from the applicable Class B Measurement Date, and both are inclusive of, and not additional to, all amounts previously paid.

Shares bought back are retired and may not be reissued.

4. Company Extension Right. If, on the fifth anniversary of a holder's Class B Measurement Date, the Put Price determined under Section d.3 before application of the Return Floor would be less than the

amount produced by the eighteen percent (18%) floor, the Corporation may, on ninety (90) days' prior written notice to all holders of Class B Preferred Stock, extend the commencement of the Put Window by up to two (2) additional years.

During the extension the put right may not be exercised, the shares remain outstanding with all rights and preferences provided in this certificate, the Preferred Return continues to accrue, and the eighteen percent (18%) floor continues to apply, so that the Put Price when paid reflects the floor measured through the date of payment. An extension under this Section does not constitute a default, and no penalty or additional rate arises from it.

5. <u>Liquidation and Sale</u>. In a liquidation, dissolution, winding up, or Deemed Liquidation Event, the holders of Class B Preferred Stock are entitled to receive, before any amount is paid to the holders of Common Stock, the greater of (i) one times (1x) the Class B Original Issue Price plus all accrued and unpaid Preferred Return, and (ii) the Class B Participation Percentage of the Proceeds, and not the sum of them, in each case subject to the eighteen percent (18%) floor and thirty percent (30%) ceiling described in Section d.3 and allocated pro rata by the number of shares held. The "Class B Participation Percentage" is three and one-half percent (3.5%) multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is fifty-two thousand (52,000), adjusted for any stock split, combination, or similar recapitalization. This right is contractual and does not require or effect a conversion.

6. <u>Conversion</u>. Each share of Class B Preferred Stock converts automatically into one share of Common Stock upon a firm-commitment underwritten public offering priced at not less than five (5) times the Class B Original Issue Price that raises at least $500,000,000 net to the Corporation. Otherwise, the Class B Preferred Stock is convertible into Common Stock only at the election of the Board of Directors, and no holder has any right to initiate or require a conversion.

On any conversion, the Corporation pays all accrued and unpaid Preferred Return on the converted shares, and each holder receives the greater of (i) the shares of Common Stock issuable at the conversion rate then in effect and (ii) the number of shares of Common Stock having a fair market value equal to the amount that, together with all amounts previously paid in respect of the converted shares, produces an eighteen percent (18%) internal rate of return, and not the sum of them. The thirty percent (30%) ceiling does not apply to a conversion. The conversion rate is adjusted for stock splits, combinations, stock dividends, other distributions, and reorganizations. The Class B Preferred Stock has no price-based anti-dilution protection.

7. <u>Protective Provisions</u>. While any Class B Preferred Stock is outstanding, the Corporation shall not, without the prior written consent of the holders of a majority of the outstanding Class B Preferred Stock: (a) create or issue any stock senior to the Class B Preferred Stock; (b) liquidate, dissolve, wind up, or effect a Deemed Liquidation Event; (c) amend the certificate of formation or this certificate in a way that adversely affects the Class B Preferred Stock; (d) enter into a related-party transaction outside the ordinary course of business; or (e) effect any redemption or repurchase that would impair the qualification of the Class B Preferred Stock as qualified small business stock under Section 1202 of the Internal Revenue Code.

8. <u>Qualified Small Business Stock</u>. The Corporation intends that the Class B Preferred Stock qualify as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code and will use commercially reasonable efforts to operate consistently with that qualification.

e. Provisions Applicable to All Preferred Stock.

1. Ranking. The Class A Preferred Stock and the Class B Preferred Stock rank equally (pari passu) with each other and senior to the Common Stock. If the assets available are insufficient to pay both classes in full, they share pro rata in proportion to the amounts otherwise payable. After the amounts payable to the Preferred Stock are paid in full, the holders of Common Stock are entitled to the remaining assets, pro rata by the number of shares held.

2. Dividend Priority. The Corporation may not pay any dividend or make any distribution on the Common Stock unless it concurrently pays all accrued and unpaid EBITDA Participation Amounts on the Class A Preferred Stock and all accrued and unpaid Preferred Return on the Class B Preferred Stock.

3. Deemed Liquidation Event. A "Deemed Liquidation Event" is (a) a merger, consolidation, or similar transaction after which the Corporation's stockholders immediately before the transaction do not hold a majority of the voting power of the surviving entity, or (b) a sale, lease, exclusive license, or other disposition of all or substantially all of the Corporation's assets, in each case unless the holders of a majority of each class of Preferred Stock elect otherwise in writing. The value of any non-cash consideration is determined in good faith by the Board of Directors.

4. Lawfully Available Funds. All amounts payable in respect of the Preferred Stock are payable only out of funds lawfully available under the TBOC. Any amount deferred for that reason remains owed, continues to accrue as provided for that class, and is paid as soon as the Corporation may lawfully pay it. No deferral for lack of lawfully available funds constitutes a default, and no penalty or additional rate arises from it.

5. Board Review of Redemptions. Before the Corporation effects any redemption or repurchase of any of its stock, including any buyback of Class A Preferred Stock, the Board of Directors shall review the proposed transaction in advance and shall determine whether it would impair the qualification of either class of Preferred Stock as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code. No such redemption or repurchase may be effected before that review is complete. If the Board of Directors determines that the transaction would impair that qualification as to a class, the Corporation shall not effect it as proposed except as permitted by Section c.8(e) or Section d.7(e), as applicable, and the Board of Directors shall consider whether it may be restructured, reduced in amount, or rescheduled so as to avoid the impairment, in which case the Corporation may effect it as so modified.

Any resulting delay does not constitute a default, and no penalty or additional rate arises from it. During any such delay the affected shares remain outstanding with all rights and preferences provided in this certificate.

6. No Creditor Rights. The Preferred Stock is equity of the Corporation and is not indebtedness. No holder of Preferred Stock has, by reason of any amount described in this certificate, the rights of a creditor. No such amount is secured, guaranteed, supported by any third-party credit support, or subject to acceleration, and none is payable on any fixed or determinable date. All such amounts are subordinate in right of payment to all indebtedness of the Corporation and to all other liabilities and obligations of the Corporation, including trade payables and accrued expenses. The sole consequence of nonpayment is that the amount remains outstanding and continues to accrue; no holder may declare a default, accelerate any amount, commence or join in any insolvency proceeding against the Corporation, or exercise any other creditor remedy. The Corporation shall not grant, and shall not permit any subsidiary to grant, any security interest, guarantee, or other credit support in respect of any such amount. Each holder of Preferred Stock bears the risk of loss of that holder's entire investment. No holder has any right to the return of capital except as expressly provided in this certificate, and neither the Corporation nor any other person guarantees the return of the Class A Original Issue Price, the Class B Original Issue Price, or any return on either. The Corporation and each holder intend that the Preferred Stock be treated as equity of the Corporation for all purposes, including United States federal income tax purposes.

7. Financial Information. The Corporation will make available to each holder of Preferred Stock such financial statements and other information regarding the Corporation as the Corporation determines to be appropriate, and as required by applicable law and by the terms of the offering under which that holder's shares were issued.

8. Waiver. Any right, power, or preference of the holders of a class of Preferred Stock may be waived on behalf of all holders of that class by the written consent of the holders of at least sixty-six and two-thirds percent (66 2/3 %) of the outstanding shares of that class, except that Sections c.8(e), c.9, d.7(e), d.8, e.5, and this exception may not be waived.

9. Separate Classes. The Class A Preferred Stock and the Class B Preferred Stock are separate classes. The rights of each are determined solely by the terms stated for that class, and no term of one class applies to the other except as expressly provided.

10. Fractional Shares; Notices. No fractional shares are issued on conversion; the Corporation pays cash in lieu, based on the fair market value determined in good faith by the Board of Directors. Notices are given as provided in the Corporation's bylaws.

ARTICLE SIX

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE SEVEN

a. To the fullest extent permitted by the TBOC, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the TBOC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the TBOC, as so amended.

b. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

c. The Corporation shall have the power to indemnify, to the extent permitted by the TBOC, any employee or agent of the Corporation to the same extent and subject to the same conditions under which it may indemnify a director or officer.

d. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Restated Certificate inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit, or claim accruing or arising, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE EIGHT

For the management of the business and the conduct of the affairs of the Corporation, and in further definition, limitation, and regulation of the powers of the Corporation, its directors, and its stockholders, it is further provided that:

(a) The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions set forth in this Restated Certificate.

(b) The Board is expressly empowered to adopt, amend, or repeal the Bylaws of the Corporation. The stockholders shall also have the power to adopt, amend, or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock required by law or by this Restated Certificate, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, or repeal any provision of the Bylaws.

(c) The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Formation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE NINE

Meetings of stockholders may be held within or without the State of Texas, as the Bylaws may provide. The books of the Corporation may be kept outside of the State of Texas at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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